                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934



                                  Phycor, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    71940F10
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                               Patrick T. Hackett
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                January 12, 1999
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:[ ]

                                  SCHEDULE 13D



------------------------------                           -----------------------
CUSIP No.   71940F10                                     Page 2 of 8 Pages
------------------------------                           -----------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg, Pincus Equity Partners, L.P.                   I.D. #13-3986317
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                       (b) [x]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

     WC
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                           [ ]
---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         7,212,000
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             0
  OWNED BY     --------- -------------------------------------------------------
    EACH
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         7,212,000
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     7,212,000
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



---------------------------------                           --------------------
CUSIP No.       71940F10                                    Page 3 of 8 Pages

---------------------------------                           --------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg, Pincus & Co.                                  I.D. #13-6358475
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [x]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                           [ ]
---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         7,313,387
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             0
  OWNED BY     --------- -------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             7,313,387

               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     7,313,387
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.6%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



-------------------------------                           ----------------------
CUSIP No.     71940F10                                    Page 4 of 8 Pages
-------------------------------                           ----------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     E.M. Warburg, Pincus & Co., LLC                        I.D. #13-3536050
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [x]

---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)
                                                                           [ ]
---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         7,212,000
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             0
  OWNED BY     --------- -------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH             7,212,000
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         0
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     7,212,000
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]
---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Amendment No. 2 amends the Schedule 13D filed on December 28, 1998 (the "Schedule 13D"), on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"), as amended by Amendment No. 1 to the Schedule 13D filed on January 4, 1999.

          Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

         Item 3
         ------

         Item 3 is hereby amended by adding the following:

         "The total amount of funds required by WPEP to purchase the Common Stock was $41,562,192.00, and was furnished from the working capital of WPEP."

         Item 5
         ------

          Paragraph (a) of Item 5 is hereby amended and restated in its entirety to read as follows:

          "As of January 12, 1999, WPEP and EMW beneficially owned 7,212,000 shares of Common Stock. As of January 12 1999, WP beneficially owned 7,313,387 shares of Common Stock. Of the shares beneficially owned by WP, 101,387 are shares held by advisory

                                  5 of 8 Pages
accounts managed by Warburg Pincus Asset Management, Inc. ("WPAM") on a discretionary basis. WPAM is controlled by WP. These shares were received as distributions to certain investment advisory accounts from unaffiliated entities in which such accounts were invested. By reason of their respective relationships with WPEP, each of the Reporting Entities may be deemed under Rule 13d-3 under the Exchange Act to own beneficially all of the shares of Common Stock which WPEP beneficially owns. As of January 12, 1999, 7,212,000 shares of Common Stock represented approximately 9.5% of the outstanding shares of Common Stock, based on the 76,154,048 shares of Common Stock outstanding as of November 13, 1998, as reported by the Company in their Quarterly Report on Form 10-Q for the quarter ended September 30, 1998. As of January 12, 1999, the 7,313,387 shares of Common Stock beneficially owned by WP represented approximately 9.6% of the outstanding shares of Common Stock."

          Paragraph (b) of Item 5 is hereby amended and restated in its entirety to read as follows:

          "Each of the Reporting Entities has sole power to dispose or to direct the disposition with respect to the 7,212,000 shares and all shares acquired by WPEP. As controlling shareholder of WPAM, WP has the power to dispose or to direct the disposition with respect to the 101,387 shares of Common Stock held by WPAM."

                                  6 of 8 Pages

          Schedule I hereto sets forth a list of open market purchases of Common Stock made by the Reporting Entities since the filing of the Schedule 13D.

                                  7 of 8 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: January 13, 1999                          WARBURG, PINCUS EQUITY
                                                 PARTNERS, L.P.

                                                 By: Warburg, Pincus & Co.,
                                                     General Partner


                                                 By: /s/ Stephen Distler
                                                     -------------------------
                                                     Partner


Dated: January 13, 1999                          WARBURG, PINCUS & CO.


                                                 By: /s/ Stephen Distler
                                                    -------------------------
                                                     Partner


Dated: January 13, 1999                          E.M. WARBURG, PINCUS & CO., LLC


                                                 By: /s/ Stephen Distler
                                                    -------------------------
                                                     Member



                                  8 of 8 Pages

                                   Schedule I
                                   ----------


                      Recent Purchases of the Common Stock
                                 of Phycor, Inc.


Name of           Number of                 Price Per        Date
Purchaser         Shares Purchased          Share            of Trade
---------         ----------------          -----            --------

WPEP              80,000                   $6.9375           1/4/99

WPEP              25,000                   $6.8750           1/4/99

WPEP              50,000                   $7.0000           1/4/99

WPEP              50,000                   $6.9688           1/4/99

WPEP              25,000                   $6.8750           1/5/99

WPEP              55,000                   $7.5966           1/6/99

WPEP              50,000                   $7.2500           1/6/99

WPEP              75,000                   $7.3750           1/6/99

WPEP              75,000                   $7.5000           1/6/99

WPEP              80,000                   $7.4570           1/7/99

WPEP              50,000                   $7.8750           1/8/99

WPEP              45,000                   $8.1250           1/11/99

WPEP              25,000                   $8.1250           1/11/99

WPEP              100,000                  $8.0781           1/12/99

WPEP              100,000                  $8.0906           1/12/99


                                      S-1